

September 14, 2010

Mr. Douglas G. Smith
Chief Financial Officer
Vantage Drilling Company
777 Post Oak Boulevard, Suite 610
Houston, Texas 77056

> **Re:** **Vantage Drilling Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed April 30, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 9, 2010**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 13, 2010**
> **File No. 1-34094**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   Please provide us with an analysis as to whether you are required to file as exhibits any agreements with:

- the three customers that accounted for more than 10% of your consolidated revenues; and
- Strand Energy.

2.   In light of recent events involving the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of your rigs is involved in an explosion or similar event in any of your offshore locations. For example, and without limitation, please address the following:

- Disclose the applicable policy limits related to your insurance coverage;

- Disclose your related indemnification obligations and those of your customers, if applicable;

- Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

- Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- Provide further detail on the risks for which you are insured for your offshore operations.

3.   In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.

Financial Statements

Note 2 – Basis of Presentation and Significant Accounting Policies, page 55

Fair Value of Financial Instruments, page 57

4.   We note your disclosure on page 58 stating that you believe the debt carrying amounts for the *Aquamarine Driller* and the *Topaz Driller* approximate their current fair values. Please expand your disclosure to clarify how you reached this conclusion, taking into consideration that the debts for the *Aquamarine Driller* and the *Topaz Driller* carry fixed interest rates of 15% and 13 ½%, respectively.

Note 3 - Acquisitions, page 58

5.   We note your disclosure indicating that in November 2008, you acquired from F3 Capital 45% of Mandarin Drilling Corporation for $190.0 million cash and warrants to purchase 1.98 million of your ordinary shares at $2.50 per share. We understand that in order for

you to fund this purchase, F3 Capital exercised the 25 million warrants that it acquired from you as partial consideration for your June 2008 acquisition of OGIL; and that since the exercise of the warrants was contingent upon your agreement to fund the November 2008 acquisition and to issue additional warrants, you treated the transactions as one integrated transaction and calculated a fair value of $44.0 million.

Please expand your disclosure to identify the amounts ascribed to each component of consideration inherent in your June 2008 merger and the November 2008 acquisition. It should be clear how you determined the fair values.

6.   Please disclose the manner by which you accounted for your 45% acquisition of Mandarin Drilling Corporation and the subsequent operations. Please also explain your rationale for the methodology applied.

Note 5 – Shareholders' Equity, page 64

Ordinary Shares, page 64

7.   Please expand your disclosure to discuss the transaction that gave rise to your $79.8 million credit to additional paid-in capital in 2008 as shown on the line item *Reclassification of ordinary shares subject to possible redemption* on your Statement of Shareholders' Equity on page 51, including the extent of any gain or loss recognized and the manner of accounting applied.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Compensation Discussion and Analysis, page 10

8.   We note your disclosure in response to Item 402(s) of Regulation S-K that "the fixed compensation structure and incentive programs focused on company-wide performance prevent us from having any group of employees or compensation structures that would be reasonably likely to have a material adverse effect on our operating results." Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Annual Cash Incentive Awards, page 13

9.   Please disclose the actual quantitative targets used to determine your named executive officers' incentive compensation. For example, you do not disclose the pre-established targets relating to your safety goals, which are focused on the maintenance of a "low" recordable incident rate. To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also disclose the each executive's level of performance for each category.

10.   Please explain in better detail each executive's individual goal, disclose the executive's
        level of achievement towards the individual goal and explain in better detail how an
        executive could achieve an individual goal above 100%.

Director and Consultant Compensation Paid to John C.G. O'Leary, page 21

11.   Please provide the following information regarding the consulting agreement with Mr.
        O'Leary and the services provided by Strand Energy:
        • A detailed description of the services provided by Strand Energy;
        • Whether the monthly consulting fee paid to Strand Energy was negotiated on
          terms no less favorable than could have been obtained from a non-affiliated third
          party;
        • An explanation of why you decided to pay Mr. O'Leary a signing payment and
          why you decided to allow him to participate in your benefit and executive
          compensation program;
        • An explanation of why your CEO decided to establish an annual cash incentive
          award for Mr. O'Leary with a target of 80% of the consulting fee paid to Strand
          Energy;
        • A detailed explanation of why you determined to provide Mr. O'Leary with the
          salary, stock awards, and non-equity incentive plan compensation that you
          awarded; and
        • Whether the consulting agreement with Mr. O'Leary is on terms no less favorable
          than could have been obtained from a non-affiliated third-party.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Management's Discussion and Analysis of Financial Condition, page 23

Results of Operations, page 25

12.   You sometimes refer to two or more sources as components that contributed to a material
        change. For example, you state that the $28.2 million increase in reimbursable revenue is
        due to increased construction oversight and to the increased number of rigs operating in
        2010. As another example, you state various reasons for the increase in general and
        administrative expenses and interest expense. Ensure that you quantify the amount of the
        change that was contributed by each of these factors. See Section III.D of SEC Release
        33-6835.

13.   Explain in necessary detail how the various items contributed to the changes from period
        to period, and provide additional information with regard to other items you have not yet
        identified. Make clear for the reader how the various items contributed to the changes,
        and do not merely recite the numerical data in each case. For example, explain why
        reimbursable revenue increased from $1.4 million for the three months ended June 30,

2009 to $15.5 million for the three months ended June 30, 2010. As another example, explain the reasons why your operating expenses increased during such period.

Financial Statements

Note 3 – Acquisitions and Management and Construction Supervision Agreements, page 12

Purchase of F3 Capital's Interest in Mandarin and Issuance of F3 Capital Note, page 13

14.   We note your disclosure indicating that on July 6, 2010, you purchased from F3 Capital the remaining 55% interest in Mandarin Drilling Corporation for $139.7 million, consisting of $79.7 million in cash and a $60 million promissory note. Tell us your view on the applicability of FASB ASC 805-10-25-10 to your step acquisition of Mandarin and explain how your accounting compares.

Preliminary Proxy Statement on Schedule 14A

General

15.   Please note that we will not clear comments on your preliminary proxy statement until you have complied with all of our comments above.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or, in his absence, Anne Nguyen Parker, Branch Chief, at (202) 551-3611 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director